SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

StoneMor Inc. (successor issuer to StoneMor Partners L.P. pursuant to Rule 12g-3(a) of the Securities Exchange Act of 1934)
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

86184W106
(CUSIP Number)

Axar Capital Management, LP

1330 Avenue of the Americas, 30th Floor

New York, NY 10019

(212) 356-6130

With a copy to:

Stuart D. Freedman, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☒

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86184W106	SCHEDULE 13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Axar Capital Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 49,517,272
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 49,517,272
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 49,517,272
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES See Item 4	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.43%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 86184W106	SCHEDULE 13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Axar GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 49,517,272
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 49,517,272
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 49,517,272
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES See Item 4	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.43%
14	TYPE OF REPORTING PERSON OO, HC

CUSIP No. 86184W106	SCHEDULE 13D/A	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON Andrew Axelrod
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 49,517,272
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 49,517,272
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 49,517,272
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES See Item 4	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.43%
14	TYPE OF REPORTING PERSON IN, HC

CUSIP No. 86184W106	SCHEDULE 13D/A	Page 5 of 7 Pages

This Amendment No. 9 ("Amendment No. 9") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on March 9, 2018 (the "Original Schedule 13D"), as amended by Amendment No. 1 filed with the SEC on August 1, 2018 ("Amendment No. 1"), Amendment No. 2 filed with the SEC on September 28, 2018 ("Amendment No. 2"), Amendment No. 3 filed with the SEC on October 29, 2018 ("Amendment No. 3"), Amendment No. 4 filed with the SEC on February 5, 2019 ("Amendment No. 4"), Amendment No. 5 filed with the SEC on May 1, 2019 ("Amendment No. 5"), Amendment No. 6 filed with the SEC on June 28, 2019 ("Amendment No. 6"), Amendment No. 7 filed with the SEC on October 29, 2019 ("Amendment No. 7") and Amendment No. 8 filed with the SEC on October 31, 2019 ("Amendment No. 8"and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7 and this Amendment No. 9, the "Schedule 13D") with respect to the shares of Common Stock, par value $0.01 per share (the "Common Stock"), of StoneMor Inc., a Delaware corporation (the "Issuer") and successor issuer to StoneMor Partners L.P., a Delaware limited partnership (the "Partnership") pursuant to Rule 12g-3(a) of the Securities Exchange Act of 1934, as amended. The Original Schedule 13D and Amendments 1 through 8 were filed under the CIK code of the Partnership. Capitalized terms used herein and not otherwise defined in this Amendment No. 9 shall have the meanings set forth in the Schedule 13D. This Amendment No. 9 amends Items 1, 4, 5(a)-(c) and 6 as set forth below.

Item 1.	SECURITY AND ISSUER

Item 1 of the Schedule 13D is hereby amended and restated as follows:

This statement on Schedule 13D (the "Schedule 13D") relates to the shares of Common Stock, par value $0.01 per share (the "Common Stock"), of StoneMor Inc., a Delaware corporation and successor entity to StoneMor Partners L.P., a Delaware limited partnership (the "Issuer"). The Issuer's principal executive offices are located at 3600 Horizon Boulevard, Trevose, Pennsylvania 19053.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The C-Corporation Conversion was consummated on December 31, 2019. As a result thereof, (i) each Preferred Units converted automatically into one share of Common Stock in accordance with the terms of the Third Amended Partnership Agreement and (ii) each Common Unit converted automatically into one share of Common Stock and each outstanding award of restricted phantom units originally granted to Mr. Andrew Axelrod pursuant to the StoneMor Amended and Restated 2019 Long-Term Incentive Plan was assumed by the Issuer and converted into an award denominated in shares of restricted phantom common stock, par value $0.01 per share of StoneMor Inc. ("StoneMor Inc. Phantom Stock Award") equal to the number of restricted phantom units that were subject to such award of restricted phantom units prior to the effective time of the C-Corporation Conversion in accordance with the terms of the Merger Agreement, as amended.

At the effective time of the C-Corporation Corporation, the directors serving on the board of directors of the General Partner immediately prior to such effective time continued to serve on as directors on the board of the directors of the Issuer. Mr. Axelrod serves as the chairman of the board of directors of the Issuer.

CUSIP No. 86184W106	SCHEDULE 13D/A	Page 6 of 7 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a), (b) and (c) of the Schedule 13D are hereby amended and restated as follows:

(a)	The Reporting Persons were informed by the Issuer that there are 94,447,356 shares of Common Stock outstanding immediately following the C-Corporation Conversion. The percentages used in this Schedule 13D are calculated based upon such number of shares of Common Stock outstanding.

See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentage of the shares of Common Stock beneficially owned by each of the Reporting Persons.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Other than as set forth in Amendment No. 9, there have been no transactions in the Common Stock effected by the Reporting Persons during the last sixty days.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The Voting and Support Agreement terminated in accordance with its terms upon the consummation of the C-Corporation Conversion.

On November 5, 2019, Mr. Andrew Axelrod was granted 9,174.312 restricted phantom units pursuant to the StoneMor Amended and Restated 2019 Long-Term Incentive Plan (the "Plan") in lieu of payment to Mr. Andrew Axelrod of $10,000 which represents a portion of Mr. Andrew Axelrod's annual director's retainer fee. Each restricted phantom unit was the economic equivalent of one Common Unit. Each Restricted phantom units was payable, in cash or Common Units, at the election of the Issuer, upon the separation of Mr. Andrew Axelrod from service as a director or upon the occurrence of certain other events specified in Section 409A of the Internal Revenue Code of 1986, as amended. Pursuant to the Merger Agreement, as amended, immediately prior to the effective time of the C-Corporation Conversion, each outstanding award of restricted phantom units originally granted to Mr. Andrew Axelrod pursuant to the Plan was assumed by the Issuer and converted into a StoneMor Inc. Phantom Stock Award equal to the number of restricted phantom units that were subject to such award of restricted phantom units prior to the effective time of the C-Corporation Conversion. Each StoneMor Inc. Phantom Stock Award is subject to the same terms and conditions as were applicable to such award of restricted phantom units immediately before the effective time of the C-Corporation Conversion.

CUSIP No. 86184W106	SCHEDULE 13D/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 2, 2020

AXAR CAPITAL Management, LP
By: Axar GP, LLC, its General Partner
By: /s/ Andrew Axelrod
Name: Andrew Axelrod
Title: Sole Member

AXAR GP, LLC

By: /s/ Andrew Axelrod
Name: Andrew Axelrod
Title: Sole Member

/s/ Andrew Axelrod
ANDREW AXELROD